FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

March 21, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is March 21, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that Cardero Coal Ltd. have secured access to a coal transportation barge and, that they have signed a letter of intent for charter of the MV Williston transporter in 2014.

Item 5.	Full Description of Material Change

The Issuer reports that Cardero Coal Ltd. (“Cardero Coal”) has signed a letter of intent (“LOI”) with Canadian Forest Products Ltd. (“Canfor”) outlining the terms under which Cardero Coal will charter the MV Williston Transporter for transportation of metallurgical coal from Carbon Creek to the railhead at Mackenzie, BC. This charter party arrangement will terminate at the end of 2015, at which time it is anticipated that Cardero Coal’s purpose-built tug and barge will be commissioned to transport coal through the remainder of the currently proposed mine life.

Under the terms of the LOI, the Companies will enter into two definitive agreements, being a Charter Party relating to the MV Williston Transporter and a Timber Harvesting Agreement relating to mine site logging prior to mine construction. Cardero Coal will pay for the charter of the MV Williston Transporter, but anticipates receiving revenue from the logging of the mine site under the Timber Harvesting Agreement.

MV Williston Transporter

Cardero Coal intends to transport coal from the proposed Carbon Creek mine site to the railhead at Mackenzie via the Williston Reservoir, using a tug and barge system. It is anticipated that Cardero Coal’s purpose-built tug and barge solution will be constructed on site at Mackenzie. A Request for Qualification has been circulated to engineering firms with marine experience and responses are currently under review. It is anticipated that the final design and tender process will begin in Q2 and will be completed in early Q3 2013.

Cardero Coal intends to use the MV Williston Transporter as an interim solution during construction, initial production and ramp-up at Carbon Creek. The MV Williston Transporter is a 360 foot, 7,400 horsepower, self-propelled ice-breaking barge with a deadweight capacity of 4,000 tonnes. The vessel was constructed for Canfor Mackenzie in 1994 by Findlay Navigation, who began operations in 1968 as a marine towing business, operating tugs and barges on Williston Reservoir.

The vessel was built on the shores of the Williston Reservoir and has been in service since 1995, providing year-round transportation services for forestry and mining industries located on the shores of the reservoir. The vessel will be chartered by Cardero Coal, on a bareboat basis, in July 2014 for 18 months and will initially assist with transportation of mine construction plant and materials from Mackenzie railhead to the mine site. Once initial coal has been produced, it is planned that the vessel will switch to metallurgical coal transportation from the mine site to Mackenzie. Since the vessel can be loaded directly from shore, it will not be necessary to complete construction of material handling systems prior to shipping the first product.

     Launch of the MV Williston Transporter, which was built on the shore.
Cardero Coal will also complete construction of their tug and barge on the shore.

     MV Williston Transporter Loaded and Operating at -40 degrees Celsius.
Purpose-built vessels can handle Canadian winter conditions without difficulty.

Shoreline Loading of the MV Williston Transporter

The foregoing arrangements are subject to, amongst other things, the settlement and execution of the definitive Charter Party and Timber Harvesting Agreement and receipt of all required approvals and consents.

ABOUT CARBON CREEK

The Carbon Creek Metallurgical Coal Deposit is the Issuer’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Having completed acquisition of the project in June 2011, the Issuer released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of $633 million, and an IRR of 24% (all on a post-tax, 75% basis). The Issuer is currently undertaking a bankable feasibility study on the project.

For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and PFS, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 and available under the Issuer’s profile at www.sedar.com.

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis of this material change report, and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer, as he is an officer and shareholder.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the potential settlement and execution of formal documentation with respect to the charter of the MV Williston Transporter and the harvesting of timber at the planned Carbon Creek minesite, the potential to use the MV Williston Transporter to carry construction materials to the minesite and to carry first production coal to railhead, the potential for revenue from timber harvesting at the Issuer’s planned minesite, the potential for the making of a production decision to proceed with a mine at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential for any production from the Carbon Creek deposit, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies (including the use of the MV Williston Transporter), and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988 (the “GSC Paper”).

United States shareholders are cautioned that the requirements and terminology of NI 43-101, the CIM Standards and the GSC Paper differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

March 26, 2013